July 15, 2011

VIA ELECTRONIC FILING

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Daniel L. Gordon

Re:          Starwood Property Trust, Inc.

Form 10-K for the fiscal year ended December 31, 2010

Filed March 1, 2011

File No. 001-34436

Dear Mr. Gordon,

This letter is in response to your letter dated May 31, 2011 relating to the above-referenced annual report on Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K”) for Starwood Property Trust, Inc. (the “Company”).  For the convenience of the Staff, the Staff’s comments contained in the May 31 letter have been reproduced below and the Company’s responses thereto have been set forth immediately after each comment.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45

1.     In future Exchange Act periodic reports, please disclose the weighted average yield on your assets and the weighted average borrowing costs, including related hedging costs.  In addition, please include disclosure regarding historical trends in your finance margin.

Response: The Company will revise the disclosure as requested in future Exchange Act periodic reports.

2.     We note your focus on risk-adjusted returns and your disclosure regarding credit ratings on your MBS assets.  However, it does not appear that you provide disclosure that addresses the credit risk of your non-MBS assets.  Please advise us how management assesses the credit risk of the non-MBS portfolio, including internal risk ratings, LTV metrics, watch lists or similar measures.  We may have further comment.

Response: The Company refers the Staff to the description of its process for assessing credit risk on its held-for-investment loan portfolio contained in the “Loan Impairment” section of its “Critical Accounting Policies and Use of Estimates” disclosure, located on page 49 of the Form 10-K.  In addition, similar disclosure is contained in Note 2 to the Consolidated Financial Statements (“Summary of Significant Accounting Policies”), beginning on page 71 of the Form 10-K.

In addition, in response to the amended disclosure requirements as prescribed in Accounting Standards Update No. 2010-20, the Company has begun disclosing additional detailed qualitative and quantitative information regarding its internal risk rating process and the results thereof, including the aggregate amounts within each risk rating category (i.e., 1–5) and by type of loan (e.g., first mortgages and subordinated mortgages).  This additional disclosure first appeared in Note 4 to the Consolidated Financial Statements (“Loans”) in its Form 10-Q for the quarterly period ended March 31, 2011, and the Company intends to include this additional disclosure in future Exchange Act periodic reports.

Liquidity and Capital Resources, page 53

3.     In future Exchange Act periodic reports, please supplement the disclosure regarding your primary sources of liquidity with disclosure about the dollar amount you expect to receive in loan repayments/maturities in the current reporting year.

Response: The Company will supplement the disclosure as requested in future Exchange Act periodic reports.

Borrowings under Various Financing Arrangements, page 54

4.     We note that in your repurchase agreements your counterparty retains the sole discretion over the market value of your loan for the purposes of determining whether you are required to pay margin.  In future Exchange Act periodic reports, please provide additional discussion regarding the margin call provisions of these agreements.  For example, please disclose the loss percentage or range of percentages which would trigger a margin call under your repurchase agreements as well as the haircut percentage or range of percentages that you are required to take.

Response: The Company will revise the disclosure as requested in future Exchange Act periodic reports.

5.     We note that you have omitted to file the schedules to the master repurchase agreements, and that these schedules appear to provide information related to the margin percentages.  Please advise us as to your basis for not filing the complete agreements.  Refer to Item 601(b) of Regulation S-K.

Response: The Company believes that it has disclosed all material information related to the master repurchase agreements and that disclosure of the schedules to the master repurchase agreements is not necessary for a material understanding thereof.  In addition, a description of the range of margin percentages was included in the Company’s filings with the Securities and Exchange Commission to which the master repurchase agreements were initially included as exhibits.  Please see the Company’s Quarterly Report on Form 10-Q filed May 10, 2010, the Company’s Current Report on Form 8-K filed August 12, 2010 and the Company’s Current Report on Form 8-K filed December 6, 2010.

Summary of Significant Accounting Policies, page 71

6.     Please tell us why you have not disclosed your accounting policy for accounting for securitization transactions.

Response: The Company refers the Staff to Note 7 to the Consolidated Financial Statements (“Securitization and Financing Arrangements”), beginning on page 84 of the Form 10-K, which contains a description of the material terms and accounting treatment of the only securitization transaction in which the Company participated during the fiscal year ended December 31, 2010.  Furthermore, through the end of the fiscal year ended December 31, 2010, the Company did not sponsor any securitizations nor did it operate a conduit platform.  The Company therefore concluded that additional disclosure in the form of an overall accounting policy for securitization transactions within Note 2 was not necessary.

As requested, the Company also acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•      the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * *

Please telephone me at (203) 422-8191 or, in my absence, Stew Ward, Chief Financial Officer, Treasurer and Principal Financial Officer, at (203) 422-7887, if you require additional information or wish to comment further orally.  If you wish to comment in writing, please send such comment to me by facsimile at (203) 422-8192 or by email to asossen@starwood.com.

Very truly yours,

Andrew J. Sossen
Executive Vice President, General Counsel,
Chief Compliance Officer and Secretary